Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

November 16, 2010

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 000-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated October 19, 2010, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Unregistered Sales or Equity Securities, page 13

1.
We note that in response to comment two of our August 23, 2010 letter you reason that you did not file a Form D because it would be “superfluous and an unnecessary cost.”  Nevertheless, your Form 8-K filed May 14, 2009 states that you relied on Rule 506 of Regulation D, and therefore, pursuant to Rule 503 of Regulation D, you are required to file a Form D.  Please either file a Form D, or amend your Form 8-K filed May 14, 2009 to clarify that you did not rely on Rule 506.

Response:

We propose to amend Form 8-K filed May 14, 2009 to clarify that we did not rely on Rule 506.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.
Your proposed disclosure in response to comment three of our August 23, 2010 letter does not discuss whether you believe your lower revenues due to a decrease in leased equipment coming up for replacement represents a trend, and if so, whether you expect such trend to continue.  Please revise.

Response:

Securities and Exchange Commission
File No. 000-27507
November 16, 2010

Based on the above comment, we propose to revise our disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Page 14) through the filing of an amendment to our Form 10-K for the year ended December 31, 2009 filed with the SEC on March 31, 2010, to address your points of concern.

Although we began to see some improvements early in 2010, the credit market crisis has impacted our customer’s access to credit which impacted our sales of equipment revenue.  We do not see this continuing as a trend materially impacting future revenues with our existing customers.  We reacted to this challenge by continuously working with our customers to find alternative methods and providers of financing.

In addition, we propose to revise our disclosure on Page 15 to read as follows:

Net Revenue

Revenues consist of equipment sales and ongoing service and supplies. Net revenue decreased by $5,033,556 to $15,982,456 for the year ended December 31, 2009, as compared to the same period in 2008. Service revenue in 2009 totaled approximately $15,200,000 compared to approximately $14,200,000 in 2008.  The increase is primarily attributable to the expansion of our customer base in 2009. Equipment revenue totaled $800,000 in 2009 compared to approximately $6,800,000 in 2008. The drop is a result of the decrease in leased equipment coming up for replacement in the Company’s current customer base as well as a tighter credit market inhibiting equipment financing.  The drop in revenue due to the decrease in lease equipment coming up for a replacement with our existing customer base is a temporary timing issue as result of the 5 year life cycle of the equipment.

Application of Critical Accounting Policies, page 15

3.
We have reviewed your response to prior comment six in your letter dated August 23, 2010. Please provide us with the results and a complete analysis of your most recent goodwill impairment test.  Please quantify the fair value and carrying value of your reporting unit and explain in reasonable detail how you determined fair value.  If you were required to perform the second step of the impairment test, please specify how you computed the implied fair value of reporting unit goodwill and quantify the related amounts.  Please also tell us if there were any triggering events during fiscal 2010, such as your growing net losses, that required you to perform an interim impairment test.

Response:

Our annual impairment test of goodwill was performed in the fourth quarter. Since the Company has only one reporting unit we based the estimated fair value on the Company’s market capitalization as of 12/31/2009 of approximately $14.5 million.  The Company’s carrying amount including goodwill as of 12/31/2009 was approximately $3.5 million.  The Company did not perform step 2 since the fair value was greater than the carrying amount.

Although the Company did experience growing net losses, these losses were a direct result of operating expenses related to improved sales efforts that as of the end of the third quarter resulted in Auxilio closing six new contracts for the year, the best closing rate in the Company’s history.  As a result the Company did not feel it was necessary to perform an interim impairment test.

Securities and Exchange Commission
File No. 000-27507
November 16, 2010

Financial Statements, page F-l
Note (1) Summary of Significant Accounting Policies. Page F-7
Revenue Recognition. Page F-8

4.
We have reviewed your response to prior comment nine in our letter dated August 23. 2010.  We note: that you do not believe that the vendor-specific objective evidence (VSOE) of fair value is readily determinable for your copier equipment.  While we acknowledge that VSOE as evidence of fair value is preferable, please be advised that third-party evidence of fair value, for example, prices of the vendor's or any competitor's largely interchangeable products, is acceptable evidence of fair value if VSOE is not available.  Given that you sell copier equipment that does not appear to be customized or modified in any manner, it appears unlikely that reasonable third-party evidence of fair value cannot be obtained for your copier equipment.  Please tell us in detail why you continue to believe that you do not have objective and reliable evidence of fair value of your equipment under ASC 605-25-30-9.

Response:

We understand your difficulty in comprehending that reasonable third party evidence of fair value can be obtained for the copier equipment we sell. When we first attempted to establish VSOE, we began with the approach that evidence was obtainable for such equipment. We quickly learned that VSOE was not obtainable with any reliability. The reason for this is primarily because copier manufacturers do not have standard price lists for their copiers. While a Manufacturers Suggested Retail Price (MSRP) is available, we have found that it provides no reliable correlation to the actual selling price for the copiers and related configuration equipment we typically sell. The reasons for this are more fully described below.

The actual prices offered for higher segment copiers by the manufacturers vary greatly from transaction to transaction. Factors that affect the equipment price offered include:
•	whether the equipment is financed using the manufacturers in-house finance entity or an independent finance entity
•	whether the transaction will include a service agreement, with the length and terms of the service agreement also providing variances in the price of the equipment
•
whether the customer is purchasing from the incumbent equipment provider or from a new supplier. Copier manufacturers often provide deeper discounts in order to sway a large customer away from a competitor.

•	the quantity of equipment being purchased
•	the level of configurations (accessories) being purchased. Often times the premium configurations can more than double the cost of a base unit copier.
•	whether the customer purchases other services or types of equipment from the manufacturer

It is for the above reasons that we believe we do not have objective and reliable evidence of fair value of your equipment under ASC 605-25-30-9.

Note (5) Warrants. page F-15

Securities and Exchange Commission
File No. 000-27507
November 16, 2010

5.
We have reviewed your response to prior comment 10 from our letter dated August 23, 2010.  As previously requested, please tell us the dates you use to measure the fair value of your equity instruments issued to non-employees.  In particular, please tell us and revise your disclosures in future filings to clarify how you will determine the amount of expense to record if and when the remaining 1.85 million Sodexo vest under the performance conditions. Please demonstrate how your accounting policies are in accordance with ASC 505-50-30-10 through 30-17, 505-50-30-25, 505-50-30-30, and 505-50-35-7.

Response:

The date used to determine the fair value of the warrants vested was June 2, 2009. This was the date the warrant agreement with Sodexo was executed. As disclosed in the 10K for year ended December 31, 2009, upon execution of that agreement, 75,000 shares vested. All future warrants that vest in accordance with the terms of the warrant agreement will be valued as of the date the related sales contract is signed which the date such warrants vest. The value will be determined at that date based on the Black Scholes pricing model, which estimates the fair value of the warrant. We have applied the provisions of ASC 505-50-30-11 to determine the measurement date.

Concentrations, page F-21
Major Customers, page F-21

6.
We have reviewed your response to prior comment 11 from our letter dated August 23, 2010.  Please tell us the significant terms of the equipment leases financed by your customers.  In doing so, tell us who is stated as the lessee in the lease agreement.  If your customer is stated as the lessee, tell us why you are acting as a paying agent and whether the leasing company has any recourse against you for payment if payment is not made by your customer.  Also, please tell us definitively whether you have, or do not have, the right of setoff, as defined in ASC 210-20-20.  Your statement that you “believe” you have the right of set-off is insufficient in this regard.

Response:

In all cases the lessee in the lease agreements is our customer. We have never held the position of lessee in these arrangements. We act as paying agent in these transactions as a normal service offering to our customers. In essence, we invoice our customers a single amount (referred to as the “one bill” amount) based on the number of images they print. From this amount, we pay their equipment leases and the remainder is intended to cover our direct payroll, service and supply costs, indirect costs and overhead allocation.

The leasing company does not have any direct recourse against us. The customer does however have recourse against us in the event that they made a “one bill” payment to us and we did not in turn make a payment to the lessee for that month.

In regards to our customers that have prepaid lease payments to us, we have the right of set off under ASC  210-20-20, as there were no specific, contractual terms involved with the receipt of the funds that would earmark them for specific application as lease payment to the leasing vendor.  We have signed contracts to deliver services to these clients.  In the unlikely case they terminated their contract and did not pay us for the remaining obligation of delivered services, we would be able to apply those funds received for the prepaid lease payments against any obligations due to us.

Securities and Exchange Commission
File No. 000-27507
November 16, 2010

The Company acknowledges the following:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer